COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001 -56

MINUTE OF THE SPECIAL SHAREHOLDERS´
MEEETING HELD ON JUNE 22, 2005

1 – DATE, TIME AND PLACE: On June 22nd, 2005, at 5:00 p.m., at the Company’s head office at Avenida Brigadeiro Luiz Antônio, n.º 3.142, São Paulo-SP.

2 - COMPOSITION OF THE DESK: President: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

3 - CALL NOTICE: Call Notice published on June 07th, 08th and 09th in the "Official Gazette of State of São Paulo" pages 10, 08 and 12, and on June 07th, 08th and 09th in "Folha de São Paulo" pages A12, B4 and B6, respectively.

4 - ATTENDANCE: Shareholders representing more than two third of the Company´s voting capital, in accordance with the signatures of the shareholders´ attendance book, being verified the existence of legal “quorum” to carry out the Meeting, and Celso de Sampaio Amaral Neto, representing the specialists liable for the evaluation of the real estate properties of the Company.

AGENDA: (i) Approve the change in articles 5, 6, 9, 13 to 18, 19, 20 to 36 of the Company’s By-laws, regarding the authorized capital, the powers and responsibilities of the General Meeting, the Board of Directors, the Special Committees and the Executive Board of Directors, as well as the consolidation of the Company’s By-laws; (ii) Election of new members of Board of Directors and the Advisory Council of the Company; (iii) Determine the global annual compensation of the Company’s Board; (iv) Approve the proposal of the Board to capitalize a special purpose company, with sixty (60) real estate proprieties of the Company evaluated according to reports issued by the specialists of Jones Lang Lasalle Ltda and Amaral D´Avila Engenharia de Avaliações Ltda; (v) In terms of the article 9, XII of the Company’s By-laws, approve the proposal regarding the transfer, through share swap of the company above mentioned in item “iv”, by the Company, to the company controlled by Abílio Santos Diniz, and the subsequent lease of such real estate proprieties to the Company, at market conditions, including the terms and conditions of the respective lease contracts, as well as the signature of the shareholders’ agreement of the referred company.

RESOLUTIONS: Beginning the works, the shareholders analyzed the items of the Agenda and resolved, unanimously: (i) to amend the articles 5th, 6th, 9th, 13 to 18, 19, 20 to 36 of the Company’s By Laws, related to the authorized capital, the powers and functions of the Shareholders Meeting, Board of Directors, Special Committees and Executive Officer Committee, as well as the consolidation of the Company’s By Laws, which shall be read with the wording of Exhibit I of the present minute;

(ii.a) elect Mr. VALENTIM DOS SANTOS DINIZ, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE - W552950-P- SE/DPMAF, enrolled with the Individual Taxpayer’s Registry under nº 010.479.308 -20, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, as Honorable Chairman of the Board of Director, for a term of office of 3 (three) years;

(b) elect Mr. ABILIO DOS SANTOS DINIZ, Brazilian, married, business administrator, bearer of Identity Card RG 1.965.961, SSPSP, enrolled with the Individual Taxpayer’s Registry under nº 001.454.918 -20, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, as Chairman of the Board of Director, for a term of office of 3 (three) years;

(c) elect Mrs. ANA MARIA FALLEIROS DOS SANTOS DINIZ D’AVILA, Brazilian, married, business administrator, bearer of the Identity Card RG 12.785.206 -2, SSPSP, enrolled with the Individual Taxpayer’s Registry under nº 086.359.838 -23, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, JOÃO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian, judicially separated, business administrator, bearer of the Identity Card RG 12.785.207 -4, SSPSP, enrolled with the Individual Taxpayer’s Registry under nº 101.342.358 -51, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian, single, businessman, bearer of the Identity Card RG 19.456.962 -7 SSPSP, enrolled with the Individual Taxpayer’s Registry under nº 147.744.788 -14, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, GEYZE MARCHESI DINIZ, Brazilian, married, economist, bearer of the Identity Card RG 20.762.667 -4 SSP/SP, enrolled with the Individual Taxpayer’s Registry under nº 151.852.958 -56; resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, MARIA SILVIA BASTOS MARQUES, Brazilian, judicially separated, business administrator, bearer of the Identity Card RG 81272167-8 IFP-RJ, enrolled with the Individual Taxpayer’s

Registry under nº 459.884.477 -91, resident in the capital of the State of Rio de Janeiro, and domiciled at Rua do Mercado, 11, GERALD DINU REISS, Brazilian, married, engineer, bearer of the Identity Card RG 3.175.254, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 232.318.908 -53, resident and domiciled in the capital of the State of São Paulo, at Rua Guilherme Moura, 122, CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card RG 10.266.958 -2, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 039.690.188 -38, resident and domiciled in the capital of the State of São Paulo, at Rua Piacá, 22, JEAN-CHARLES HENRI NAOURI, French, divorced, business administrator, bearer of the Passport nº 03KD77041, resident and domiciled at 1 Avenue du Maréchal Maunoury, Paris, France, JACQUES PATRICE MARIE JOSEPH TIERNY, French, married, administrator, bearer of the Passport nº F0411913, resident e domiciled at 3 ter rue Bellavoine, LE PECQ, France, HAKIM LAURENT AOUANI, French, married, administrator, bearer of the French Passport nº 00 HZ 19147, resident e domiciled at 2 rue Octave Feuillet, Paris, France, FRANCIS ANDRÉ MAUGER, French, married, administrator, bearer of the Foreigners Identity Card RNE V357503-K, enrolled with the Individual Taxpayer´s Registry under nº 229.535.038 -70, resident e domiciled in the capital of the State of São Paulo, at Rua Timor nº 136 and JOËL LUC ALBERT MORNET, French, married, administrator, bearer of the Passaport nº 02XD377289, resident in Paris, France, domiciled at 58 Avenue Kléber, to occupy the offices of the Board of Directors, all of them for a term of office of 3 (three) years;

(d) elect Mrs. LUIZ CARLOS BRESSER GONÇALVES PEREIRA, Brazilian, married, economist, bearer of the Identity Card RG 1.432.216, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 007.029.788 -68, resident in the capital of the State of São Paulo, domiciled at Rua Araripina, 132; MAILSON FERREIRA DA NÓBREGA, Brazilian, judicially separated, economist, bearer of the Identity Card RG 214.106, SSPDF, enrolled with the Individual Taxpayer´s Registry under nº 043.025.837 -20, resident and domiciled in the capital of the State of São Paulo at Rua Braz Cardoso, 547, apto. 71; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Identity Card RG 3.246.995, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 007.596.358 -20, resident and domiciled in the capital of the State of São Paulo, at Alameda Fernão Cardim, 251, apto. 151; JOSÉ ROBERTO MENDONÇA DE BARROS, Brazilian, married, economist, bearer of the Identity Card RG 2.965.578 -X SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 005.761.408 -30, resident and domiciled in the capital of the State of São Paulo at Rua Gracindo de Sá, 57, casa 08; MANUEL CARLOS TEIXEIRA DE ABREU, Portuguese, married, business administrator, bearer of the Passport nº 4977645, resident and domiciled at Travessa

Teixeira Junior, 01; Lisbon, Portugal, LUIZ FELIPE CHAVES D´ÁVILA, Brazilian, married, politics scientist, bearer of Identity Card RG 13.034.229 -4, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 087.203.358 -90, resident and domiciled in the capital of the State of São Paulo, at Rua Alasca, 144, LUIZ MARCELO DIAS SALES, Brazilian, married, agronomical engineer, bearer of the Identity Card RG 11.347.667, SSPSP, enrolled with the Individual Taxpayer´s Registry under nº 010.125.337 -00, resident and domiciled in the capital of the State of São Paulo, at Rua Alberto Faria, 2233 and ARTHUR ANTONIO SENDAS, Brazilian, married, businessman, bearer of the Identity Card RG 1.183.197, IFP/RJ, enrolled with the Individual Taxpayer´s Registry under nº 016.084.447 -91, resident in the capital of the State of Rio de Janeiro, domiciled at Rodovia Presidente Dutra nº 4674,São João de Meriti – RJ, to occupy the Advisory Council of the Company, all of them for a term of office of 3 (three) years.

The elected members of the Board of Directors and Advisory Council declares, subject to the penalties of law, that they have not been qualified in any of the crimes due to the law that precludes the exercise of commerce and trade activities, acknowledging the provisions of article 147 of Law nº 6,404/76. The elected members of the Board of Directors and Advisory Council will be vested in their offices by signing the respective Instrument of Investiture registered in the competent book;

(iii) determine the global annual compensation of the Company´s Board in a total global value of R$ 19.000.000,00 (nineteen million reais);

(iv) (a) ratify the appointment of the expert firm Jones Lang Lasalle Ltda. e Amaral D’Avila Engenharia de Avaliações Ltda. (“Evaluation Company”), responsible for the draft of the report of the sixty (60) real estate properties of the Company (“Real Estates”); (b) approve the referred report, as Exhibit II of the present Minute, prepared by the Evaluation Company, which the expert firm agent present at Meeting, ratified the mentioned report in full form; (c) in order to implement the real estate transaction described in the Company´s Press Release published on May 4, 2005, by means of transfer of the Real Estates, subject of the approved report, for Abílio dos Santos Diniz, authorize the Executive Officers Committee (“Diretoria”) of the Company to practice any and all acts that may be necessary or required for the transfer of the referred Real Estates, as well as execute any and all agreements and/or documents for the perfection of the mentioned transfer, including any agreement and/or document related to eventual funds advance to the Company;

(v) in view of the resolution of item “c” above, the management proposal related to the transfer, through swap of shares of a company capitalized by the Company by means of payment in kind of the Real Estate (“Real Estate Company”), for shares of a company controlled by Abílio dos Santos Diniz, as well as the proposal of signature of the Shareholders Agreement of the Real Estate Company, were not subject to the shareholders´ approval.

In addiction to the resolution approved in item (iv) (c) above, authorize the Executive Officers Committee (“Diretoria”) to perform any and all acts and execute any and all agreements and/or documents, including those with related parties, necessary to the lease of the Real Estates by the Company, at market conditions, being observed the terms and conditions approved in the Board of Directors Meeting held on June, 06, 2005.

CLOSING: Having nothing further to decide, the meeting was adjourned for the time necessary to draw up these minutes, which were read and approved by all, as well as its respective exhibits, and signed by those present.

SIGNATURES: Valentim dos Santos Diniz – President of the Meeting; Marise Rieger Salzano: Secretary.

SHAREHOLDERS: Vieri Participações S.A., Península Participações Ltda, both represented by their attorney-in-fact Marise Rieger Salzano.

True copy of the original registered at the Registry Book.

São Paulo, June, 22nd 2005.

_____________________________
VALENTIM DOS SANTOS DINIZ
President of the Meeting

Exhibit I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BY-LAWS OF THE

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luiz Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, exportation, importation and representation of products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary office, clinic and hospital and pet shop with bath and shearing service;

g) rental of VCR tapes;

h) performance of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company~~’~~s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) highway transportation of general freight for its own products, including warehousing and storage services;

o) general advertising, including for other connected fields, being duly observed any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t) representation of other companies, both Brazilian and foreign, and participation in other companies irrespective of the form or object of same.

Second Paragraph- The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company~~’~~s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Capital Stock of the Company is R$ 3.673.795.447,57 (three billion, six hundred and seventy three million, seven hundred and ninety five thousand, four hundred and forty seven reais and fifty seven cents of real), fully paid in and divided into 113,522,239,433 (one-hundred and thirteen billion, five - hundred and twenty two million, two hundred and thirty-nine, four hundred and thirty-three) shares without par value, being 49,839,925,688 (fourty nine billion, eight-hundred and thirty-nine million, nine-hundred and twenty-five thousand, six-hundred and eighty-eight) common shares and 63,682,313,745 (sixty-three billion, six-hundred and eighty-two million, three-hundred and thirteen thousand, and seven-hundred and fourty-five) preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph - The shareholders may convert their common shares into preferred shares at any time, provided that such shares are fully paid in and considering the limit provided by Article 5 below. The request for conversion shall be addressed in writing to the Executive Officers Committee. The conversion requests received by the Executive Officers Committee shall be subsequently ratified at the next meeting of the Board of Directors to be held, if the conditions herein above are met.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0,15 (fifteen cents) per batch of 1,000 (one thousand) preferred shares, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings;

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 200,000,000,000 (two hundred billion) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 - The General Shareholders Meeting shall be installed and presided over by the Honorable Chairman of the Board of Directors, or in his absence, by the Chairman of the Board of Directors, and in his absence, by the Chief Executive Officer. The General Shareholders Meeting shall be called by the Chairman of the Board of Directors and shall have exclusive authority to decide on the following matters:

I – the amendment to the Company's By-laws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III – the appointment and removal of the Chairman of the Company's Board of Directors;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companys and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI – the approval of any change in the Company's dividend policy;

XVII – the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount equivalent in Reais to US$ 100,000,000 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least 3 (three) and no more than 18 (eighteen) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence of any Director, the absent Director shall appoint other Director, among other members of the Board of Directors, the Director who shall replace him. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

First Paragraph – The Board of Directors shall also have, as Honorable Chairman, the Company’s founding shareholder, Mr. Valentim dos Santos Diniz, with a term of office of 3 (three) years, reelection being permitted, being such position for his lifetime (“vitalício”). The attributions of the Honorable Chairman shall be established by the Chairman of the Board of Directors.

Second Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least once every month, to review the financial and other results of the Company for the preceding month and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least 10 (ten) members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – Any decision of the Board of Directors shall be require the approval of at least the majority of its members, being the Chairman, in case of tie, entitled to the casting vote, except for the matters involving conflict of interests, according to which the Chairman shall refrain from voting. The members of the Board of Directors may, extraordinarily and with due cause, manifest their votes in writing, via facsimile.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws ;

n) previously authorize the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 20,000,000 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) previously authorize the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount equivalent in Reais to US$ 100,000,000 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the

Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) previously approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings;

ARTICLE 19 - The Company shall have the following 5 (five) Special Committees: (i) Audit Committee; (ii) Human Resources and Compensation Committee; (iii) Financial Committee; (iv) Innovation and Development Committee, and (v) Institutional Marketing and Social Responsibility Committee, which shall be responsible for making proposals or recommendations and giving their opinion to the Board of Directors in their specific areas of expertise whenever called upon. The Board of Directors may create other Committees than the ones above mentioned.

First Paragraph - Each Special Committee shall be composed of 3 (three) to 5 (five) members for a term of office of 3 (three) years, reelection being permitted. The members of each of the Special Committees shall be appointed by the Board of Directors, solely among its members and shall also designate the President of each Special Committee..

Second Paragraph - In the event of absence of any member of a Special Committee, the absent member shall appoint other Director to replace him. In the event of permanent vacancy, the Chairman shall within 7 (seven) days as of the occurrence of vacancy call a Board of Directors’ Meeting for the appointment of the new member of the Special Committee to end the relevant term in office. There shall be no prohibition on the appointment of a member to more than one Special Committee in the same term of office.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman, by his or her own initiative or at the written request of any member of any Special Committee. Failure by the Chairman to call any meeting of any Special Committee requested by any of its members within 7 (seven) days from the date of receipt of the request by any member allows such member to call the meeting.

Forth Paragraph - The attributions of each Special Committee shall be set forth by the Board of Directors.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least 2 (two) and no more than 12 (twelve) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the

Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these by-laws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI      – suggest investment and operating plans or programs to the Board of Directors;

VII      - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII      – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX      - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power -of -attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to 13 (thirteen) members, shareholders or not, appointed by the General Shareholders’ Meeting.

First Paragraph - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 - The Fiscal Council shall exist on a non-permanent basis and shall be installed by the General Shareholders' Meeting, which shall appoint its members when necessary.

Sole Paragraph - The members of the Fiscal Council and their alternates shall perform their positions up to the first Annual Shareholders' Meeting held after their respective appointment, reelection being permitted.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of then qualified in accordance with the legal provisions.

ARTICLE 31 - The appointed Fiscal Council shall have the powers and duties conferred upon then by law.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII

PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first paragraph of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends. First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S.Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Brazilian Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.